SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-21150

                           NOTIFICATION OF LATE FILING
(Check One):  [X] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ ] Form 10-Q
              [ ] Form N-SAR

For Period Ended:  March 31, 2001
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:     Directrix, Inc.

Former name if applicable:

Address of principal executive office:  236 West 26th Street - Suite 12W
                                        New York, New York  10001


                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III. NARRATIVE.

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

     Registrant is in negotiation to finalize the agreements relating to its contracts with Playboy Entertainment Group, Inc. ("Playboy") and settlement of the amounts due to its transponder provider, the results of which may impact the financial statements and will provide the reader with more accurate disclosures in the subsequent events and forward-looking statements in the document. As a result of these negotiations and the associated demands on senior management, registrant was unable, without unreasonable effort or expense, to file its Form 10-KSB on a timely basis.

                           PART IV. OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification:

             Donald J. McDonald, Jr.              (212) 741-6511
           --------------------------    ------------------------------
                     (Name)               (Area code)(Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                         [X] Yes   [ ] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         [X] Yes   [] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 Directrix, Inc.
                  --------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: 7/2/01              By: /s/ Donald J. McDonald, Jr.
                             ---------------------------------------------------
                             Donald J. McDonald, Jr., President, Director,
                             Chief Financial Officer and Principal Accounting Officer

                            STATEMENT TO FORM 12B-25

         Net Loss. Directrix reported a net loss of approximately $10.1 million for the year ended March 31, 2001 as compared to a net loss of $6.1 million for the year ended March 31, 2000. The increase in net loss is primarily attributable to a decrease in revenue from Emerald Media, Inc. ("EMI") of approximately $3.5 million for the corresponding period. Increases in salary expense, library amortization, depreciation expense, interest expense, and the inclusion of broadband expenses in the year ended March 31, 2001 totaling approximately $2.4 million were mostly offset by decreases in selling, general and administrative expenses and satellite expenses of $1.5 million and $0.8 million respectively. Also contributing to the increase in net loss for the year ended March 31, 2001 is the inclusion of a gain on the sale of Playboy stock of approximately $0.4 million in the net loss for the year ended March 31, 2000.

         Revenues. Directrix reported total revenue of $5.2 million for the year ended March 31, 2001 as compared to total revenue of $8.8 million for the year ended March 31, 2000. The decline in total revenue was primarily attributable to a decline in revenue from EMI of $3.5 million, offset in part by a $0.2 million increase in revenues from Playboy Entertainment Group, Inc. and Califa Entertainment Group, Inc.

         The decline in revenues from EMI was primarily attributable to the fact that for first nine months of the corresponding prior period, EMI revenues were recorded on an accrual basis and thereafter were recorded based on actual receipts.